July 7, 2008


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:      Request for Withdrawal:
         FT 298 (the "Trust")
         Registration Statement on Form S-6
         (File No. 333-64119)

Ladies and Gentlemen:

On behalf of the Trust, First Trust Portfolios L.P., the depositor of the Trust, (the "Depositor") hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement was originally filed on September 23, 1998. No securities were sold, or will be sold, pursuant to the Registration Statement. Accordingly, the Depositor hereby requests withdrawal of said Registration Statement (File No. 333-64119).

                                     Sincerely,

                                     FT 298

                                     By: First Trust Portfolios L.P., Depositor

                                     By: /s/ Jason T. Henry
                                     Jason T. Henry
                                     Senior Vice President